Exhibit 10

Transactions in the Shares Effected in the Past 60 Days.

	Trade Date	Reporting Person Effecting Transaction	Buy/Sell	Type of Transaction	Quantity	Weighted Average Price Per Share ($) [1]
1.	3/6/2019	RREF II Ladder LLC	Sell	Open Market	334,497	17.61
2.	3/7/2019	RREF II Ladder LLC	Sell	Open Market	166,600	17.16
3.	3/11/2019	RREF II Ladder LLC	Sell	Open Market	75,000	16.77
4.	3/12/2019	RREF II Ladder LLC	Sell	Open Market	150,000	16.78
5.	3/13/2019	RREF II Ladder LLC	Sell	Open Market	400,000	16.87

[1]

Represents the weighted average sale price of multiple open market purchases completed on each trade date. The Reporting Person undertakes to provide upon request by the staff full information regarding the number of shares sold at each separate price. Prices are rounded to the nearest cent. Sale price range for shares traded on each trade date are as follows:

Trade Date	Sale Price Range ($)
3/6/2019	17.31-17.80
3/7/2019	17.10-17.24
3/11/2019	16.73-16.82
3/12/2019	16.73-16.85
3/13/2019	16.81-16.93